                                                                    EXHIBIT 99.3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on
Form S-8 (Nos. 333-139021 and 333-111932) and Form F-3 (No. 333-128847) of our
report dated March 31, 2009 (except for notes 1d and 26 which are as of February
22, 2010), with respect to the consolidated financial statements of Tefron Ltd.
for the year ended December 31, 2008 included in this Current Report on Form
6-K.

                                            /s/ Kost, Forer, Gabbay & Kasierer
                                            ----------------------------------
                                              KOST, FORER, GABBAY & KASIERER
                                             A member of Ernst & Young Global

Haifa, Israel
February 23, 2010